A
4/5

04017709

SEC
4-5-04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-65673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AmeriFirst Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

814 US Highway A1A N., Suite 300
(No. and Street)

Ponte Vedra Beach	FL	32082
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THE GRIGGSGROUP, P.A.
(Name – *if individual, state last, first, middle name*)

330 A1A North, Suite 321	Ponte Vedra Beach	FL	32082
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

APR 01 2004

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Tooke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AmeriFirst Capital Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERIFIRST CAPITAL CORP.
(A Development Stage Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2003 AND FOR THE PERIOD
OCTOBER 31, 2002(DATE OF INCORPORATION)
THROUGH DECEMBER 31, 2002
AND INDEPENDENT AUDITORS' REPORT

* * * * * * * * * * * *

TABLE OF CONTENTS

The Griggs Group CPAs

Eric Griggs, CPA
Peter Reynolds, CPA
Michael Schnell, CPA
Jeffery Walraven, CPA

An Independent Member of BDO Seidman Alliance

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
AmeriFirst Capital Corp.
Ponte Vedra Beach, Florida

We have audited the accompanying balance sheets of AmeriFirst Capital Corp. (a Florida S-corporation) (a development stage company) as of December 31, 2003 and 2002, and the related statements of operations, stockholder's equity, and cash flows for the year ended December 31, 2003 and for the period October 31, 2002 (date of incorporation) through December 31, 2002. These financial statements are the responsibility of the Companys' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmeriFirst Capital Corp. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003 and for the period October 31, 2002 (date of incorporation) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage company and has not yet begun operations. As discussed in Note 6 to the financial statements, the Company is dependent upon the success of AmeriFirst Fund I, LLC, a related party, to raise the minimum required capital through its public offering to commence operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

330 A1A North, Ste. 321 | Ponte Vedra Beach, FL 32082 | T: 904-280-2053 | F: 904-280-2055 | TheGriggsGroup.com

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financials statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Griggs Group

Ponte Vedra Beach, Florida
January 20, 2004

AMERIFIRST CAPITAL CORP.
(A Development Stage Company)
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS:		
Cash	$ 9,760	$ 9,980
Total Current Assets	**9,760**	**9,980**
TOTAL ASSETS	**$ 9,760**	**$ 9,980**
LIABILITIES AND STOCKHOLDER'S EQUITY		
TOTAL LIABILITIES:		
Due to AmeriFirst Funding Group, Inc.	$ 157	$ ---
Total Current Liabilities	157	---
STOCKHOLDER'S EQUITY:		
Common stock - no par value, 10,000 shares authorized, issued and outstanding	65,802	10,000
Deficit accumulated during the development stage	(56,199)	(20)
Total Stockholder's Equity	**9,603**	**9,980**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 9,760**	**$ 9,980**

See notes to financial statements.

AMERIFIRST CAPITAL CORP.

(A Development Stage Company)

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
AND FOR THE PERIOD OCTOBER 31, 2002 (DATE OF INCORPORATION)
THROUGH DECEMBER 31, 2002

	2003	2002	OCTOBER 31, 2002 (INCEPTION) TO DECEMBER 31, 2003
REVENUES:	$ ---	$ ---	$ ---
OPERATING EXPENSES:			
Accounting services	31,087	---	31,087
Licenses and permit	20,112	---	20,112
Postage and delivery	2,737	---	2,737
Office supplies	1,196	---	1,196
Printing and reproduction	512	---	512
Other operating expenses	240	---	240
Bank services charges	220	20	240
Advertising	75	---	75
Total Operating Expenses	**56,179**	**20**	**56,199**
NET LOSS	**$ 56,179**	**$ 20**	**$ 56,199**

See notes to financial statements.

AMERIFIRST CAPITAL CORP.
(A Development Stage Company)
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003
AND FOR THE PERIOD OCTOBER 31, 2002 (DATE OF INCORPORATION)
THROUGH DECEMBER 31, 2002

	COMMON STOCK			
	SHARES	AMOUNT	ACCUMULATED DEFICIT	TOTAL
BALANCE AT OCTOBER 31, 2002	---	$ ---	$ ---	$ ---
Issuance of common stock	10,000	10,000	---	10,000
Net loss	---	---	(20)	(20)
BALANCE AT DECEMBER 31, 2002	**10,000**	**10,000**	**(20)**	**9,980**
Capital contribution from sole shareholder	---	55,802	---	55,802
Net loss	---	---	(56,179)	(56,179)
BALANCE AT DECEMBER 31, 2003	**10,000**	**$ 65,802**	**$ (56,199)**	**$ 9,603**

See notes to financial statements.

AMERIFIRST CAPITAL CORP.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003
AND FOR THE PERIOD OCTOBER 31, 2002 (DATE OF INCORPORATION)
THROUGH DECEMBER 31, 2002

	2003	2002	OCTOBER31, 2002 (INCEPTION) TO DECEMBER 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (56,179)	$ (20)	$ (56,199)
Adjustments to reconcile net loss			
to net cash used in operating activities:			
Increase (Decrease) in:			
Due to AmeriFirst Funding Group, Inc.	157	---	157
Net Cash Used in Operating Activities	**(56,022)**	**(20)**	**(56,042)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Capital contributions from sole shareholder	55,802	---	55,802
Issuance of common stock	---	10,000	10,000
Net Cash Provided by Financing Activities	**55,802**	**10,000**	**65,802**
NET INCREASE (DECREASE) IN CASH	**(220)**	**9,980**	**9,760**
CASH - BEGINNING	**9,980**	**---**	**---**
CASH - ENDING	**$ 9,760**	**$ 9,980**	**$ 9,760**

See notes to financial statements.

AMERIFIRST CAPITAL CORP.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003
AND FOR THE PERIOD OCTOBER 31, 2002 (DATE OF INCORPORATION)
THROUGH DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations and Related Party Transactions

AmeriFirst Capital Corp. (the "Company") was incorporated on October 31, 2002 under the laws of State of Florida as a registered broker/dealer with the Securities and Exhange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). AmeriFirst Capital Corp. is a wholly-owned subsidiary of AmeriFirst, Inc. and is located in Ponte Vedra Beach, Florida.

The Company is a development stage company and has not commenced principal operations as of December 31, 2003. When operations begin, the Company will provide services to AmeriFirst Fund I, LLC (the "Fund"), a related party. The Fund is a Florida Limited Liability Company formed on September 20, 2002 to engage in a public offering of beneficial interests ("Units") in the income to be generated from individual life insurance policies. The Fund will provide living benefits to terminally ill and chronically ill persons of all ages and senior citizens, age 65 or older with life expectancies based solely on actuarial tables in exchange for ownership of their life insurance policies. The Fund will terminate its existence on December 31, 2027, unless liquidated sooner.

The Company is registered with the National Association of Securities Dealers (the "NASD"), and is the underwriter for the public offering. The Company will act as the Fund's agent and principal distributor for the purpose of selling to the public up to a maximum of 100,000 Units in the Fund at $1,000 per Unit. The Company may sell the Units itself or through Dealers registered with the NASD. Per the Fund's Registration Statement under the Securities Act of 1933, effective May 14, 2003, the Units will be sold in a minimum group of 100 Units ($100,000) and up to a maximum offering of $100,000,000. On October 20, 2003, the Fund filed a prospectus dated October 17, 2003, where by the effective date of the offering was changed to October 17, 2003. The initial minimum offering will be 2,500 Units or $2,500,000 received within six months of the effective date of the offering, which will be April 17, 2004. This date may be extended for an additional six months. The Fund will not be able to transfer funds to AmeriFirst Funding Group, Inc. (the "Provider"), a related party, to purchase life insurance policies until the initial minimum offering has been met. If this minimum is not met, the Fund will stop selling Units through the Company.

Compensation for the services rendered by the Company in connection with the offering will be 10% of the gross proceeds (7.5% of which will be paid to other broker/dealers) of the offering as selling commissions, which is the maximum fee permitted by the NASD, at the time the insurance policies are purchased.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Nature of Operations and Related Party Transactions (continued)

The Fund will not pay any compensation to the Company for Units sold unless and until the minimum offering of 2,500 Units has been obtained by April 7, 2004.

Income Taxes

Effective October 31, 2002, AmeriFirst, Inc. filed a Qualified Subchapter S Subsidiary (Qsub) Election on behalf of the Company with the Internal Revenue Service. The Qsub election results in a deemed liquidation of the Company into the parent corporation. The Company will not be treated as a separate corporation for tax purposes.

Revenue Recognition

Selling commissions will be recognized at the time the insurance policies are purchased. Broker-dealers other than the Company will be paid a portion of the 10% selling commission upon acceptance of the investor as a member of the Fund unless the broker-dealer agrees to defer payment.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include cash on hand and interest bearing deposits.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. ESCROW AGREEMENT:

As the underwriter for the Fund's offering of Units, the Company has entered into a Subscription Escrow Agreement with SouthTrust Bank (the "Escrow Agent"). Under this agreement the Company has been named Depositor, and the Fund is the Issuer. The Company and the Fund have established an escrow account to be held by the Escrow Agent

2. ESCROW AGREEMENT (CONTINUED):

until the earlier of six months from the effective date of the Fund's Registration Statement or the sale of $2,500,000 in Units is complete. As sales of the Units occur, the Company will deposit the funds received into the escrow account which will be invested in a money market account that the Escrow Agent uses for investment of short term funds. Following the occurrence of sales of at least $2,500,000 in Units, the Escrow Agent shall disburse the $2,500,000 to the Fund's operating escrow account. At this point the Escrow Agreement will be terminated.

Once the Escrow Agreement has been terminated, the Company will remit future proceeds from the sale of Units directly to the Fund's operating escrow account at SouthTrust Bank.

In the event that the minimum offering of 2,500 Units is not obtained, all funds held by the Escrow Agent, including interest earned thereon, will be returned to the investors less any Escrow Agent fees and costs and the Escrow Agreement will be terminated.

3. RELATED PARTY TRANSACTIONS:

The management and sole stockholder of the Company are also the management and sole stockholder of the related parties providing services to the Fund. Management is in a position to influence the volume and dollar amount of the transactions of the Company for the benefit of the related parties under their control.

On December 19, 2002, the Company entered into an expense agreement (the "Agreement") with its sole stockholder. Under the Agreement, the Company will not be required to repay amounts due to AmeriFirst, Inc. arising from advances to the Company to pay expenses. The Agreement also provides that the company will not be responsible for repaying any future amounts paid on behalf of the company by its sole stockholder. The Company will record a capital contribution from AmeriFirst, Inc. in the amount of $55,802 for the year ended December 31, 2003.

Additional related party transactions are discussed in Note 4.

4. OPERATING LEASE:

On September 4, 2002, the Company entered into an 18 month sub-lease for office space in Ponte Vedra Beach, Florida. On November 15, 2003 this lease was renegotiated and placed in the name of AmeriFirst, Inc.

5. CONCENTRATION OF RISKS:

The Company, together with AmeriFirst, Inc., AmeriFirst Financial Services, Inc. and AmeriFirst Funding Group, Inc. will be providing all of the services required for the Fund to operate. As of December 31, 2003 neither the Company nor its related parties have any contracts or agreements to provide services to other companies, unaffiliated with the Fund.

6. GOING CONCERN

The ability of the Company to continue as a going concern is dependent upon the success of the Fund's ability to raise the minimum investment of $2,500,000 needed to commence operations by April 17, 2004 pursuant to the Fund's Registrations Statement. The Company will not receive any underwriting fees unless the minimum investment is met. These factors create an uncertainty as to the Company's ability to continue as a going concern.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC is empowered to restrict the Company's business activities should its net aggregate indebtedness to capital ratio exceed 15 to 1. At December 31, 2003, the Company had net capital of $9,760, which was $4,760 in excess of its required net capital of $5,000. At the same date, the Company's ratio of aggregate indebtedness to net capital was 0.016 to 1. Accordingly, the Company was in compliance with the net capital requirements.

8. SUBORDINATED CLAIMS

As of December 31, 2003, the Company had no liabilities, which were subordinate to the claims of general creditors.

SUPPLEMENTARY INFORMATION

AMERIFIRST CAPITAL CORP.
(A Development Stage Company)
COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net Capital:		
Stockholder's equity	$	9,760
Less:		
Stockholder's equity not allowable for net capital		---
Total Stockholder's Equity Qualified for Net Capital		9,760
Add:		
Allowable subordinated liabilities		---
Other deductions or credits		---
Total Capital and Allowable Subloans		9,760
Deductions and/or charges:		
Non-allowable assets		---
Secured demand not deficiency		---
Capital charges for spot and commodity futures		---
Other dectuction and/or charges		---
Other additionas and/or allowable credits		---
Net Capital Before Haircuts		9,760
Haircuts on securities:		
Contractual commitments		---
Subordinatd debt		---
Trading and investment securities		---
Undue concentration		---
Other		---
Net Capital	**$**	**9,760**
Minimum Net Capital Required	**$**	**5,000**
Excess Net Capital	**$**	**4,760**
Aggregate indebtedness -- accounts payable and other liabilies	**$**	**157**
Ratio: Aggregate Indebtedness to Net Capital		**.016 to 1**

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

There are no difference between this computation of net captial and the corresponding calculation prepared by the Company and included in the Company's unaudited Part IIA FOCUS Report for the quarter ended December 31, 2003.

Statement Pursuant to Rule 15c3-3 of the Securities and Exchange Commision

The Compay is not required to compute a reserve requirement under Rule 15c3-3 as result of being able to claim the exemptive provision of 15c3-3(k)(2)(i) of a Broker/Dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for Exclusive Benefit of Customers" maintained.

The Griggs Group CPAs

An Independent Member Of BDO Seidman Alliance

Eric Griggs, CPA
Peter Reynolds, CPA
Michael Schnell, CPA
Jeffery Walraven, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
AmeriFirst Capital Corp.
Ponte Vedra Beach, Florida

In planning and performing our audit of the financial statements of AmeriFirst Capital Corp. (a Florida S-corporation) (a development stage company) for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also as required under Rule 17-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC"s above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss and unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and

recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected with in a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2003, and no facts came to our attention indicating that such conditions have not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Griggs Group

Ponte Vedra Beach, Florida
January 20, 2004